The Lion Electric Company
Condensed Interim Consolidated Financial Statements
As at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3
Condensed Interim Consolidated Statements of Changes in Equity	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6 - 36

The Lion Electric Company
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2024 and December 31, 2023
(In US dollars)

		(Unaudited)
	Notes	June 30, 2024	December 31, 2023
		$	$
ASSETS
Current
Cash		2,002,741	29,892,966
Accounts receivable		58,542,074	75,641,780
Inventories		230,018,902	249,606,756
Prepaid expenses and other current assets		1,860,117	1,553,276
Current assets		292,423,834	356,694,778
Non-current
Other non-current assets		7,646,954	6,994,815
Property, plant and equipment		190,020,538	198,536,683
Right-of-use assets	4	85,697,681	89,663,139
Intangible assets		183,052,914	175,703,257
Contract asset	9	13,072,979	13,528,646
Non-current assets		479,491,066	484,426,540
Total assets		771,914,900	841,121,318

LIABILITIES
Current
Trade and other payables		66,758,623	92,424,961
Deferred revenue and other deferred liabilities	6	10,473,496	18,267,139
Current portion of long-term debt and other debts	7	31,886,443	27,056,476
Current portion of lease liabilities	4	8,236,230	7,984,563
Current liabilities		117,354,792	145,733,139
Non-current
Long-term debt and other debts	7	247,688,441	197,885,889
Lease liabilities	4	81,167,262	83,972,023
Share warrant obligations	9	8,579,583	29,582,203
Conversion options on convertible debt instruments	8	6,026,498	25,034,073
Non-current liabilities		343,461,784	336,474,188
Total liabilities		460,816,576	482,207,327
SHAREHOLDERS’ EQUITY
Share capital	14	489,454,628	489,362,920
Contributed surplus		140,757,712	139,569,185
Deficit		(296,708,772)	(255,746,097)
Cumulative translation adjustment		(22,405,244)	(14,272,017)
Total shareholders’ equity		311,098,324	358,913,991
Total shareholders’ equity and liabilities		771,914,900	841,121,318

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars)

	Notes	Three months ended		Six months ended
		June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
		$	$
Revenue	16	30,276,027	58,015,843	85,756,916	112,719,248
Cost of sales		45,489,617	57,596,937	112,114,193	114,557,630
Gross profit (loss)		(15,213,590)	418,906	(26,357,277)	(1,838,382)

Administrative expenses		10,944,160	12,478,787	22,061,493	25,481,472
Selling expenses		4,274,676	5,466,706	8,035,670	11,326,366
Restructuring costs	11	1,383,009	—	1,383,009	—
Operating loss		(31,815,435)	(17,526,587)	(57,837,449)	(38,646,220)

Finance costs	12	12,292,088	2,001,084	22,909,829	3,421,438
Foreign exchange loss (gain)		971,342	(1,753,661)	3,524,106	(2,965,306)
Change in fair value of conversion options on convertible debt instruments	8	(12,471,759)	—	(23,217,793)	—
Change in fair value of share warrant obligations	9	(13,341,671)	(5,986,425)	(20,090,916)	(11,731,321)
Net loss		(19,265,435)	(11,787,585)	(40,962,675)	(27,371,031)
Other comprehensive loss
Item that will be subsequently reclassified to net earning (loss)
Foreign currency translation adjustment		(2,276,235)	6,898,743	(8,133,227)	7,362,420
Comprehensive loss for the period		(21,541,670)	(4,888,842)	(49,095,902)	(20,008,611)

Loss per share
Basic loss per share	13	(0.09)	(0.05)	(0.18)	(0.12)
Diluted loss per share	13	(0.09)	(0.05)	(0.18)	(0.12)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Deficit	Cumulative translation adjustment	Total equity
			$	$	$	$	$
Balance at January 1, 2024		226,184,932	489,362,920	139,569,185	(255,746,097)	(14,272,017)	358,913,991
Share-based compensation	10	—	—	867,084	—	—	867,084
Shares issued pursuant the settlement of restricted share units and deferred share units	10	32,609	91,708	(91,708)	—	—	—
Restricted shares issued pursuant the settlement of variable compensation	10	—	—	413,151	—	—	413,151
Net loss		—	—	—	(40,962,675)	—	(40,962,675)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	(8,133,227)	(8,133,227)
Balance at June 30, 2024		226,217,541	489,454,628	140,757,712	(296,708,772)	(22,405,244)	311,098,324

Balance at January 1, 2023		218,079,962	475,950,194	134,365,664	(151,979,960)	(21,219,125)	437,116,773
Share-based compensation		—	—	3,470,553	—	—	3,470,553
Shares issued pursuant to exercise of stock options and warrants		—	33,149	—	—	—	33,149
Issuance of shares through "at-the-market" equity program	14	4,894,060	8,617,953	—	—	—	8,617,953
Issuance of shares through the December 2022 Offering		2,952,755	4,175,836	—	—	—	4,175,836
Net loss		—	—	—	(27,371,031)	—	(27,371,031)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	7,362,420	7,362,420
Balance at June 30, 2023		225,926,777	488,777,132	137,836,217	(179,350,991)	(13,856,705)	433,405,653

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US Dollars)

		Three months ended		Six months ended
	Notes	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
OPERATING ACTIVITIES
Net loss		(19,265,435)	(11,787,585)	(40,962,675)	(27,371,031)
Non-cash items:
Depreciation and amortization	15	9,108,162	5,561,359	17,195,476	10,475,016
Share-based compensation	10	466,448	2,056,710	867,084	3,470,553
Accretion expense	12	3,047,934	—	6,074,007	—
Interest paid in kind on convertible debt instruments	12	2,477,108	—	4,950,035	—
Change in fair value of share warrant obligations	9	(13,341,671)	(5,986,425)	(20,090,916)	(11,731,321)
Change in fair value of conversion options on convertible debt instruments	8	(12,471,759)	—	(23,217,793)	—
Unrealized foreign exchange gain (loss)		1,280,968	(1,847,822)	3,917,505	(1,231,348)
Net change in non-cash working capital items	15	19,691,656	7,054,722	(1,439,318)	(16,161,663)
Cash flows used in operating activities		(9,006,589)	(4,949,041)	(52,706,595)	(42,549,794)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(1,564,403)	(17,812,004)	(5,388,348)	(45,396,451)
Addition to intangible assets		(11,321,352)	(18,747,189)	(22,435,659)	(40,456,259)
Net proceeds from Mirabel battery building sale-leaseback	4	—	—	—	20,506,589
Government assistance related to property, plant and equipment and intangible assets		1,270,299	5,751,268	4,399,095	5,751,268
Cash flows used in investing activities		(11,615,456)	(30,807,925)	(23,424,912)	(59,594,853)
FINANCING ACTIVITIES
Increase in long-term debt and other debts		19,807,525	43,058,254	56,602,075	69,224,720
Repayment of long-term debt and other debts		(3,698)	(6,199)	(4,370,947)	(22,495,971)
Payment of lease liabilities	4	(2,021,130)	(1,354,189)	(4,013,671)	(2,715,536)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	14	—	1,613,804	—	6,239,038
Proceeds from the issuance of warrants through the December 2022 Offering	9	—	—	—	2,907,226
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	14	—	—	—	4,175,836
Cash flows from financing activities		17,782,697	43,311,670	48,217,457	57,335,313
Effect of exchange rate changes on cash held in foreign currency		41,829	625,793	23,825	695,328
Net (decrease) increase in cash		(2,797,519)	8,180,497	(27,890,225)	(44,114,006)
Cash, beginning of period		4,800,260	35,972,482	29,892,966	88,266,985
Cash, end of period		2,002,741	44,152,979	2,002,741	44,152,979
Other information on cash flows related to operating activities:
Income taxes paid		—	—	—	—
Interest paid		5,181,170	2,116,335	9,620,379	3,857,674
Interest paid on obligations under lease liabilities		1,252,263	1,128,148	2,510,465	2,127,051
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include the design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements ("consolidated financial statements") are as at June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.
2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and are expressed in United States ("US") dollars for reporting purposes. Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB, have been omitted or condensed and, therefore, these consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2023. The results from operations for the interim period do not necessarily reflect the result expected for the full fiscal year. The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy. As a result, it is difficult to predict if any historical trends will be reproduced in the future.
These consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS (CONTINUED)
As at June 30, 2024, the Company had cash of $2,002,741 and accounts receivable and inventories net of trade and other payables of $221,802,353. In addition, as at June 30, 2024, the Company estimates that the total borrowing base under the Revolving Credit Agreement corresponds to $134,896,502, of which $112,200,000 was drawn, which translated into a total remaining availability of $22,696,502. Management of the Company believes that it has sufficient liquidity sources to meet its known obligations and liabilities coming due over the next 12 months as they become due. The Company will continue to actively evaluate different opportunities, including a capital raise, that may enable it to improve its liquidity and strengthen its financial position. Such opportunities may include certain refinancing initiatives related to its debt instruments and/or any other similar opportunities or alternatives.
The Company’s primary sources of liquidity are currently its cash on hand, cash it generates from the sale of its products and services, its working capital and funds available under its existing credit facilities and other borrowings. In assessing whether the going concern assumption is appropriate, management applies significant judgment and considers all available information about the future. In order to fund its operations and to meet its obligations as they become due, the Company may need to raise additional funds, and while the Company has been successful in securing financing in the past, the availability of additional funds to the Company will depend on a variety of factors, some of which are outside of its control, including dynamics impacting the industries in which the Company operates and the fact that the Company has raised substantial amounts of capital in the past. Additional funds may not be available to the Company on commercially reasonable terms or at all when needed.
These consolidated financial statements have been approved for issue by the Board of Directors on July 30, 2024.
3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The Group applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2023, except for the accounting policy described below in Note 3.2 and Note 3.3
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The Group applied the same judgements, estimates and assumptions in the consolidated financial statements, including the key sources of estimation uncertainty, as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2023.
3.2 Change in accounting estimates
Property, plant and equipment
Effective January 1, 2024, the Group revised the estimated useful lives of machinery and equipment based on a re-assessment of the expected use to the Group, recent experience of their economic lives, and technological advancement of the recently acquired machinery and equipment.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.2 Change in accounting estimates (continued)
Property, plant and equipment (continued)
These assets, which were previously depreciated on 7,000 units produced or straight-line over 5 years, are now depreciated on a straight-line basis over 10 years. For the three and six months ended June 30, 2024, the change in estimate made on a prospective basis did not result in a material reduction of depreciation.
3.3 Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments “Classification of Liability as Current or Non-Current” to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights to defer that have substance and exist at the end of the reporting period. The adoption of the amendments as of January 1, 2024 did not have an impact on the Company’s condensed interim consolidated financial statements.
3.4 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

4 - RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS
The Group has entered into lease agreements for the rental of premises, rolling stock and equipment. The leases have an initial term of 1 to 40 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Equipment	Total
	$	$	$	$
Balance at January 1, 2024	79,567,042	1,610,149	8,485,948	89,663,139
Additions	1,665,071	912,084	—	2,577,155
Modifications	—	(855)	(4,105)	(4,960)
Depreciation expense	(3,974,486)	(305,649)	(1,076,689)	(5,356,824)
Foreign currency translation adjustment	(1,150,813)	(30,016)	—	(1,180,829)
Balance at June 30, 2024	76,106,814	2,185,713	7,405,154	85,697,681

	Premises	Rolling stock	Equipment	Total
	$	$	$	$
Balance at January 1, 2023	59,375,131	1,133,223	—	60,508,354
Additions	29,560,843	956,364	9,363,281	39,880,488
Modifications	(2,401,574)	(31,868)	5,353	(2,428,089)
Depreciation expense	(7,766,903)	(468,994)	(882,686)	(9,118,583)
Foreign currency translation adjustment	799,545	21,424	—	820,969
Balance at December 31, 2023	79,567,042	1,610,149	8,485,948	89,663,139

On February 2, 2023, the Group completed a sale-leaseback transaction with BTB Real Estate Investment Trust for its battery manufacturing building located in Mirabel, Quebec for a total sale price of $20,909,566 (C$28,000,000), and net proceeds of $20,506,589 after the deduction of selling and legal fees of $484,994. The sale of the building resulted in a difference between the carrying value and net proceeds of $3,306,755 which was recognized as an increase to the right-of-use asset related to the lease agreement entered into with BTB Real Estate Investment Trust for the Mirabel battery manufacturing building concurrent with the sale, which has an initial 20-year term and subsequent renewal options.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

4 - RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)
Depreciation was recognized as follows :

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Administrative expenses	140,751	94,401	285,421	213,899
Selling expenses	318,743	167,430	645,522	663,479
Cost of sales	2,068,008	1,472,189	4,107,282	2,408,476
Capitalized to property, plant and equipment	159,300	379,623	318,599	761,395
Total depreciation	2,686,802	2,113,643	5,356,824	4,047,249
Lease liabilities

$
Balance at January 1, 2024	91,956,586
Additions	2,577,155
Lease payments	(4,013,671)
Modifications	(4,960)
Foreign currency translation adjustment	(1,111,618)
Balance at June 30, 2024	89,403,492
Current portion	8,236,230
Non-current portion	81,167,262

Balance at January 1, 2023	63,520,215
Additions	36,573,733
Lease payments	(6,512,231)
Modifications	(2,456,531)
Foreign currency translation adjustment	831,400
Balance at December 31, 2023	91,956,586
Current portion	7,984,563
Non-current portion	83,972,023

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

5 - FINANCIAL ASSETS AND LIABILITIES
5.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	June 30, 2024	December 31, 2023
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	2,002,741	29,892,966
Trade receivables	Amortized cost	37,204,642	40,621,997
Incentives and other government assistance receivable	Amortized cost	17,442,827	26,625,156
FINANCIAL LIABILITIES
Trade and other payables	Amortized cost	48,126,111	71,856,894
Long-term debt and other debts	Amortized cost	279,574,884	224,942,365
Conversion options on convertible debt instruments	FVTPL	6,026,498	25,034,073
Share warrant obligations	FVTPL	8,579,583	29,582,203
5.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statements of financial position are represented by cash, trade receivables, incentives and other government assistance receivable, trade and other payables and long-term debt and other debts. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or the contractual terms of these instruments.
As of June 30, 2024 and December 31, 2023, the fair values of long-term debt and other debts based on discounted cash flows were not materially different from their carrying values because there were no material changes in the assumptions used for fair value determination at inception, with the exception of the loan from Strategic Innovation Fund of the Government of Canada (Note 7.3) and from Investissement Quebec (Note 7.2).
The combined carrying value of Strategic Innovation Fund of the Government of Canada and Investissement Quebec loans amounted to $42,025,891 (December 31, 2023: $38,697,354) while their combined fair value amounted to $27,175,604 (December 31, 2023: $27,744,314).
As of June 30, 2024 and December 31, 2023, the fair values of the warrants issued to a customer, the private Business Combination warrants, the warrants issued as part of 2023 Debenture Financing (as defined in Note 7.7) and the conversion options on convertible debt instruments were determined using the Black-Scholes or the binomial option pricing model and the fair value of the public Business Combination warrants and December 2022 warrants (see Note 9) was determined using their market value.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

5 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
5.2 Fair value of financial instruments (continued)
As at June 30, 2024, the impact of a 5.0% increase in the value of the Company’s share price would have an impact of increasing the fair values of the private share warrants, the warrants issued to a customer and the warrants issued as part of 2023 Debenture Financing (as defined in Note 7.7) with a corresponding increase in consolidated net loss of $525,803 (June 30, 2023: increase in consolidated net loss by $239,273) and a 5.0% decrease in the value would have an impact of decreasing the consolidated net loss by $504,679 (June 30, 2023: decrease in consolidated net loss by $223,840).
As at June 30, 2024, the impact of a 5.0% increase or decrease in the value of the Company’s share price would have an impact of $214,053 on the fair value of the public warrants, with a corresponding impact on the consolidated net loss (June 30, 2023: $687,148).
As at June 30, 2024, the impact of a 5.0% increase in the value of the Company’s share price would have an impact of increasing the fair value of the conversion options on convertible debt instruments with a corresponding increase in consolidated net loss of $623,807 (June 30, 2023: not applicable) and a 5.0% decrease in the value would have an impact of decreasing the consolidated net loss by $598,005 (June 30, 2023: not applicable).
5.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following levels:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group’s financial instruments are categorized as follows on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrants issued to a customer	Level 3
Share warrant obligations- July 2023 warrants	Level 2
Conversion options on convertible debt instruments	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt and other debts	Level 2
See Note 9 for share warrants obligation, Note 8 for the conversion options on convertible debt instrument and Note 7 for long-term debt and other debts for additional information related to the inputs used in the fair value calculation and the reconciliation between opening and closing balances.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

6 - DEFERRED REVENUE AND OTHER DEFERRED LIABILITIES
Deferred revenue and other deferred liabilities consist of the following:

	June 30, 2024	December 31, 2023
	$	$
Deferred revenue related to the U.S. Environmental Protection Agency ("EPA") Clean School Bus Program (Note 6.1)	8,931,209	16,293,067
Deferred liabilities related to the non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project (Note 6.2)	—	1,622,433
Other deferred liabilities	1,542,287	351,639
Deferred revenue and other deferred liabilities	10,473,496	18,267,139
6.1 U.S. Environmental Protection Agency (EPA) Clean School Bus Program (the "EPA Program")
Lion all-electric school buses are eligible under the EPA Program. Under the first funding round of the EPA Program in which Lion participated directly and indirectly through school districts, once the EPA reviewed the payment request and confirmed that all required information was included, the EPA issued a rebate payment to the selectee such that payments made under the EPA Program were generally made before delivery of the applicable school bus.
6.2 Non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project
On March 20, 2023, the Company entered into a non-repayable financial contribution agreement under the Project Innovation Program for the Development of a Mobilizing Project. The agreement provides for financing of up to C$26,991,772 until December 31, 2026. As at June 30, 2024, the Company received a advances of government assistance of $8,433,798 (C$11,543,339) from Investissement Quebec relating to vehicle development project costs, of which the full amount has been incurred and recorded as a reduction of intangible assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7- LONG-TERM DEBT AND OTHER DEBTS

	June 30, 2024	December 31, 2023
	$	$
Credit Agreement with Banking Syndicate, secured, maturing August 11, 2025 (Note 7.1)	112,200,000	70,000,000
Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center (Note 7.2)	26,932,757	23,573,074
Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center (Note 7.3)	15,093,134	15,124,280
Loans on research and development tax credits and subsidies receivable (Note 7.4)	21,918,609	22,682,595
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 7.5)	2,640	10,361
Credit facility for the supplier payment program (Note 7.6)	9,965,193	4,363,520
Non-Convertible Debentures issued as part of 2023 Debenture Financing (Note 7.7, Note 7.7.1)	45,592,369	44,532,212
Convertible Debentures issued as part of 2023 Debenture Financing (Note 7.7, Note 7.7.2)	47,870,182	44,656,323
	279,574,884	224,942,365
Current portion of long-term debt and other debts	31,886,443	27,056,476
Long-term portion of long-term debt and other debts	247,688,441	197,885,889
7.1 Credit Agreement with Banking Syndicate
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 (the "July 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing (as defined in Note 7.7), extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account. The Revolving Credit Agreement was further amended on July 1, 2024 (the "July 2024 Amendment") to provide for, amongst other things, the suspension during the covenant relief period (i.e., from June 30, 2024 until September 30, 2024), of the financial covenants applicable under the Revolving Credit Agreement namely the tangible net worth test and the springing fixed charge coverage ratio, as further described below, and to remove the requirements relating to an availability block and the funding of an interest reserve account which were introduced in the context of the July 2023 Amendment.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.1 Credit Agreement with Banking Syndicate (continued)
The revolving credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves.
The revolving credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or the Canadian Overnight Repo Rate Average ("CORRA") rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate ("SOFR"), if in US dollars, as applicable, plus the relevant applicable margin. The July 2024 Amendment also provides for certain increases in the applicable pricing grid, the effective deferral of the interest payable under the revolving credit facility during the covenant relief period, and an applicable 3-month SOFR rate for existing draws maturing at the end of the covenant relief period, as well as certain increased reporting requirements, including obligations relating to the delivery by the Company of an updated inventory appraisal report as well as the delivery during each week of the covenant relief period of updated 13-week cash flow projections. Pursuant to July 2024 Amendment, the Company will also be subject to limitations on the use of any advances made under the revolving credit facility until such time that the amount available to be drawn under the revolving credit facility equals or exceeds 50% of the total borrowing capacity under the revolving facility for 30 consecutive days.
As at June 30, 2024, the weighted average all-in interest rate was 8.0%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
SOFR loans in the amount of US$70,000,000	July 2024	6.94%- 8.94%, including spread of 1.50%- 3.50%
US base loans in the amount of US$42,200,000	July 2024	9.25%- 11.25%, including spread of 0.25%- 0.50%
As at December 31, 2023, the weighted average all-in interest rate was 6.96%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of US$70,000,000	January 2024	6.94% - 6.98%, including spread of 1.50%
The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.1 Credit Agreement with Banking Syndicate (continued)
Finally, except during the covenant relief period, the Revolving Credit Agreement requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. In accordance with the July 2024 Amendment, the Company will be required during the covenant relief period to maintain a minimum amount of available liquidity (calculated based on the maximum amount that can be drawn under the revolving credit facility and cash on hand) of up to C$15,000,000, subject to limited exceptions. The requirement under the July 2023 Amendment related to the availability block and the establishment of an interest reserve account was removed as part of the July 2024 Amendment. At the end of the covenant relief period, the Company will be required to maintain certain financial ratios, namely an all times tangible net worth test of $40,000,000, a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility and a reduced minimum amount of available liquidity.
7.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the battery manufacturing plant (the "Battery Plant") and innovation center (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"). The IQ Loan provides for financing of up to C$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing (as defined in Note 7.7), the IQ Loan was amended (the "IQ Loan 2023 Amendment") to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regards to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and Battery Plant equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company’s compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company’s creation and maintenance of workforce, operations and R&D activities.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED
7.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment, and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan will be secured by a second-priority hypothec on the Company’s immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations in regards to excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement.
7.3 Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Plant and Innovation Center
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to research and development activities. On June 25, 2024, the SIF Loan, which is repayable over a 15-year term, was amended to modify the repayment date to begin in April 2030. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and research and development activities and to the location of its head office. As at June 30, 2024, the SIF Loan has a nominal value of $21,507,926 (December 31, 2023: $21,982,156) and is discounted at the rate of 4.03%. As at June 30, 2024, the difference between the proceeds received and the fair value of the debt of $7,514,770 (December 31, 2023: $7,329,216) was accounted as a government grant and recorded as a reduction of property, plant and equipment in the amount of $3,902,824 (December 31, 2023: $3,849,847) and intangible assets in the amount of $337,943 (December 31, 2023: $310,311).
The Group has recognized the following movements related to the SIF Loan:

	June 30, 2024	December 31, 2023
	$	$
Beginning balance	15,124,280	6,189,814
Addition	185,486	8,903,080
Accretion expense	294,882	403,408
Foreign currency translation adjustment	(511,514)	(372,022)
Ending balance	15,093,134	15,124,280

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.4 Loans on research and development tax credits and subsidies receivable
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec ("CDPQ") (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30,000,000. The Finalta-CDPQ Loan Agreement was amended on July 1, 2024 to provide for a minimum available liquidity requirement aligned during the covenant relief period with the one added to the Revolving Credit Agreement (see Note 7.1) pursuant to the July 2024 Amendment. Following the end of the covenant relief period, the minimum available liquidity requirement under the Finalta-CDPQ Loan Agreement will correspond to C$25,000,000 until maturity.
Further, the Finalta-CDPQ Loan Agreement provides for an increase in the applicable interest rate from 10.95% per annum to 12.95% and capitalization of 50% of the interest payable during the covenant relief period. The non-substantial modification of the Finalta-CDPQ Loan Agreement did not have a significant impact on the carrying amount of the debt. All other material terms and conditions of the amended the loan agreement, including the November 6, 2024 maturity date, remain substantially unchanged.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses. An aggregate amount of C$30,000,000 was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into the agreement and is outstanding as of the date hereof.
7.5 Secured loans for the acquisition of rolling stock
As at June 30, 2024, the Group had an outstanding secured loan, maturing in August 2024, related to the financing of the acquisition of rolling stock in the amount of $2,640. As of December 31, 2023, the Group had outstanding secured loans, maturing from December 2023 to August 2024, related to the financing of the acquisition of rolling stock in the amount of $10,361. The loan has an interest rate of 2.35% (December 31, 2023: 2.35%) and was secured by the asset financed having a net carrying value of $13,043 (December 31, 2023: $19,283).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.6 Credit facility for the supplier payment program
On February 8, 2023, the Company entered into a revolving credit facility with National Bank of Canada (the "Credit Facility") to finance the Company’s accounts payable related to good or services purchased in the normal course of its operations. On May 8, 2024, financing under the Supplier Credit Facility, which is insured by Export Development Canada ("EDC") was increased from up to $5,000,000, to up to $10,000,000.
Each term loan tranche has a period of minimum 30 days and a maximum of 120 days. Each advance expires at the later of the expiry date of the invoice payable or the date indicated as the expiry date on the term note and accepted by the National Bank of Canada and cannot be prepaid in whole or in part. The Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Credit Facility bears interest at a floating rate by reference to the SOFR for a comparable period, plus the relevant credit adjustment spread of 2.5%, an increase of 1.0% resulting from the amendment on May 8, 2024.
As at June 30, 2024 and December 31, 2023, the carrying amounts for Credit Facility for the supplier payment program were as follows:

	June 30, 2024	December 31, 2023
Carrying amount
Presented in long-term debts and other debts of which suppliers have received payments	$9,965,193	$4,363,520

Range of payment due date
Liabilities that are part of the arrangements	119-120 days after invoice date	119 - 120 days after invoice date
Comparable trade payables that are not part of the arrangements	Net 30 days - net 60 days	Net 30 days
7.7 2023 Debenture Financing
On July 19, 2023, the Company closed concurrent financing transactions for aggregate gross proceeds for the Company of $142,920,845 (the “2023 Debenture Financing”).
The 2023 Debenture Financing consists of:
i.the issuance by way of private placement of senior unsecured convertible debentures (the “Convertible Debentures”) for gross proceeds of $74,005,000. The Group allocated proceeds in the amount of $30,342,059 to the fair value of the conversion options on the convertible debt instruments (refer to Note 8) and $43,662,941 to the Convertible Debentures (refer to Note 7.7.2).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.7 2023 Debenture Financing (continued)
ii.the issuance by way of private placement of senior secured non-convertible debentures (the “Non-Convertible Debentures”) and the issuance by way of private placement to the holders of Non-Convertible Debentures of a number of common share purchase warrants (the "July 2023 Warrants") for gross proceeds of $68,915,845 (C$90,900,000). The Group allocated proceeds in the amount of $24,767,843 to the fair value of the July 2023 Warrants (refer to Note 9.4) and $44,148,002 to the Non-Convertible debentures at inception (refer to Note 7.7.1).
At issuance, transactions costs of $1,919,701 were netted against the proceeds received from the Convertible Debenture and $1,910,149 were netted against the proceeds received from the Non-Convertible Debenture.
7.7.1 Non-Convertible Debentures issued as part of 2023 Debenture Financing
The Non-Convertible Debentures with a principal amount of $68,915,845 (C$90,900,000) bear interest at the rate of 11% per annum and are payable in cash quarterly. The Company amended the Non-Convertible Debentures to provide for the capitalization of 50% of the interest payable as at June 30, 2024 under the non-convertible debentures during the covenant relief period, which capitalized interest will be due and payable at the end of such covenant relief period at the same time as the interest payable for the interest period ending on September 30, 2024. The non-substantial modification to the Non-Convertible Debentures did not have a significant impact on the carrying amount of the debt.
The Non-Convertible Debentures will mature on July 19, 2028. The Company has the right, at any time since January 19, 2024, upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed, plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption.
The Non-Convertible Debentures contain customary covenants for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Non-Convertible Debentures, and (ii) that a default shall only occur under the Non-Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company’s consolidated financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period), in addition to certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Québec.
The Non-Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, (i) the occurrence of an event of default under the Revolving Credit Agreement if such default results in the acceleration of the payments owed thereunder and (ii) the occurrence of an event of default under any other debt instrument of the Company with a principal amount exceeding US$15,000,000 if such default permits the acceleration of the payment of such debt.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.7.1 Non-Convertible Debentures issued as part of 2023 Debenture Financing (continued)
The Non-Convertible Debentures constitute senior secured obligations of the Company and will be secured by a hypothec and other liens on substantially all of the Company’s and certain of its subsidiaries’ movable/personal property as well as on the immovable/real rights related to the Company’s Innovation Center facility and guaranteed by such subsidiaries.
The Non-Convertible Debentures were recorded at the estimated fair value of $42,237,853 using an effective interest rate of 22.54% per annum at the time of issuance on July 19, 2023, representing proceeds received from the issuance of the Non-Convertible Debenture of $44,148,002, less an amount of $1,910,149 incurred as a direct cost in the closing of the financing.
The Group has recognized the following movements related to the Non-Convertible Debenture:

	June 30, 2024	December 31, 2023
	$	$
Beginning Balance	44,532,212	42,237,853
Accretion expense	2,579,296	2,346,874
Foreign currency translation adjustment	(1,519,139)	(52,515)
Ending balance	45,592,369	44,532,212
7.7.2 Convertible Debentures issued as part of 2023 Debenture Financing
The Convertible Debentures, with a principal amount of $74,005,000 bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded). The Convertible Debentures will mature on July 19, 2028. The Convertible Debentures contain customary covenants and events of default for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement ((as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Convertible Debentures, and (ii) that a default shall only occur under the Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company’s consolidated financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.7.2 Convertible Debentures issued as part of 2023 Debenture Financing (continued)
The Convertible Debentures also include certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Québec and certain covenants limiting the incurrence of capital expenditures over the term of the Convertible Debentures, including limits on capital expenditures towards increasing production capacity at the Company’s manufacturing facilities beyond certain capacity as well as limits on the incurrence of maintenance and other capital expenditures.
The Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, the occurrence of an event of default under any other debt of the Company with a principal amount exceeding US$15,000,000 if such default results in the acceleration of the amounts owed thereunder. Upon the occurrence of an event of default under the Convertible Debentures or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of their Convertible Debentures, or (ii) require that the principal amount of the Convertible Debentures, plus any accrued, compounded and unpaid interest, be converted into Common Shares, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment as set forth below.
In connection with the Debenture Financing, the Company issued 258,155 Common Shares in the aggregate (the “Closing Fee Shares”) to the holders of Convertible Debentures, representing 0.75% of the principal amount of Convertible Debentures, based on the 5-day volume weighted average price (“VWAP”) of the Common Shares on the NYSE on July 14, 2023.
The Convertible Debentures were recorded at the estimated fair value of $41,743,240 using an effective interest rate of 21.02% per annum at the time of issuance on July 19, 2023, representing the proceeds received from the issuance of the Convertible Debenture of $43,662,941, less an amount of $1,919,701 incurred as a direct cost in the closing of the financing.
The Group has recognized the following movements related to the Convertible Debenture:

	June 30, 2024	December 31, 2023
	$	$
Beginning balance	44,656,323	41,743,240
Accretion expense	3,213,859	2,913,083
Ending balance	47,870,182	44,656,323

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.8 Essor Loan
On June 27, 2024, the Company entered into an agreement with Investissement Quebec providing for an unsecured loan under the ESSOR program in the amount of C$5,000,000 ($3,653,102), which loan may, under certain conditions, be drawn up to C$7,500,000 ($5,479,652) (the "ESSOR loan"). The ESSOR loan has an initial term of three years, bears interest at a fixed annual rate of 13% per annum and provides, subject to the terms and conditions therein, for a moratorium of 12 months on the payment of any principal and interest thereunder. As at June 30, 2024, the ESSOR loan was undrawn. On July 2, 2024, the Company drew C$5,000,000 ($3.7 million) under the ESSOR loan.
As at June 30, 2024 and June 30, 2023 and for the periods then ended, the Company was in compliance with all the covenants and financial ratios included in its long-term debt and other debts above.
8 - CONVERSION OPTIONS ON CONVERTIBLE DEBT INSTRUMENTS
The Convertible Debentures are convertible at the holders’ option into Common Shares at a conversion price of US$2.58 per Common Share (reflecting a 20% premium over the 5-day VWAP for the Common Shares on the New York Stock Exchange (“NYSE”) calculated on July 14, 2023, the last trading day prior to announcement of the 2023 Debenture Financing). The conversion price is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
Upon the occurrence of a “fundamental change”, including a change of control of the Company or the Company failing to comply with the covenants to maintain the current headquarters, employees and facilities of the Company in the province of Québec, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest. In the event holders of Convertible Debentures elect to convert their Convertible Debentures upon a fundamental change or an event of default, the number of Common Shares issuable upon such conversion will be subject to a grid-based “make-whole” adjustment pursuant to which the conversion rate determining the number of Common Shares issuable will be increased by a number of additional Common Shares (the “Additional Shares”), (i) in the case of a conversion in connection with a fundamental change, based on a reference price on the date on which the fundamental change occurs or becomes effective, or (ii) in the case of a conversion following an event of default, based on a reference price on the date on which the holder exercises its conversion right.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

8 - CONVERSION OPTIONS ON CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
The fair value of the conversion options on convertible debt instruments was determined using the Black-Scholes or the binomial option pricing model taking into account the following assumptions:

	June 30, 2024	December 31, 2023
Exercise price ($)	2.58	2.58
Share price ($)	0.91	1.77
Volatility	54.5%	57.0%
Risk-free interest rate	3.66%	3.28%
Expected conversion option life (years)	4.04	4.54
The expected volatility was determined by reference to historical data of comparable entities over the expected life of the conversion options on convertible debt instruments.
The Group has recognized the following conversion options on convertible debt instruments:

	June 30, 2024	December 31, 2023
	$	$
Beginning balance	25,034,073	30,342,059
Paid in kind interest	4,950,035	3,551,316
Fair value adjustment	(23,217,793)	(8,533,552)
Foreign currency translation adjustment	(739,817)	(325,750)
Ending balance	6,026,498	25,034,073
9 - SHARE WARRANT OBLIGATIONS
9.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued warrants to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group’s products or services. At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise price of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which are exercisable for 5,302,511 common shares as at June 30, 2024 and December 31, 2023. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.1 Warrants issued to a customer (continued)
The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.2 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2024	December 31, 2023
Exercise price ($)	5.66	5.66
Share price ($)	0.91	1.77
Volatility	54.5%	57.0%
Risk-free interest rate	3.67%	3.30%
Expected warrant life (years)	4.00	4.50
The Group has recognized the following contract asset and share warrant obligation:

	June 30, 2024	December 31, 2023
Contract asset	$	$
Beginning Balance	13,528,646	13,211,006
Foreign currency translation adjustment	(455,667)	317,640
Ending Balance	13,072,979	13,528,646

	June 30, 2024	December 31, 2023
Share warrant obligation	$	$
Beginning Balance	1,897,791	2,172,269
Fair value adjustment	(1,552,538)	(262,569)
Foreign currency translation adjustment	(55,144)	(11,909)
Ending Balance	290,109	1,897,791
Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of Northern Genesis Acquisition Corp. (“NGA”)’s common stock was converted into a warrant to acquire one common share of the Company at a price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. A total of 27,111,741 NGA warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which are publicly traded and 11,139,069 of which are private.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)
As at June 30, 2024 and December 31, 2023, there were 27,111,323 Business Combination Warrants outstanding of which 15,972,364 are publicly traded and 11,138,959 are private.
The public Business Combination Warrants may be redeemed by the Company, in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
The fair value of the public Business Combination Warrants was determined using their market trading price as follows:

	June 30, 2024	December 31, 2023
Warrant price ($)	0.02	0.05
Each private Business Combination Warrant may not be redeemed by the Company so long as they are held by NGA or any of its permitted transferees. Once transferred to any person that is not NGA or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.
The fair value of the private Business Combination Warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2024	December 31, 2023

Exercise price ($)	11.50	11.50
Share price ($)	0.91	1.77
Volatility	51.0%	53.0%
Risk-free interest rate	4.06%	3.81%
Expected warrant life (years)	1.83	2.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the private Business Combination Warrants.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)
The Group has recognized the following Business Combination Warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2024	905,737	177,183	1,082,920
Fair value adjustment	(586,367)	(172,101)	(758,468)
Foreign currency translation adjustment	(27,627)	(4,070)	(31,697)
Balance at June 30, 2024	291,743	1,012	292,755

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2023	7,075,767	914,881	7,990,648
Fair value adjustment	(6,173,511)	(727,873)	(6,901,384)
Foreign currency translation adjustment	3,481	(9,825)	(6,344)
Balance at December 31, 2023	905,737	177,183	1,082,920
9.3 Warrants issued as part of the December 2022 Offering
On December 16, 2022, the Company closed the "December 2022 Offering", pursuant to which the Company issued 19,685,040 "2022 Warrants". On January 17, 2023, the Company announced the exercise and closing of the underwriters’ over-allotment option with respect to the offering of units closed in December 2022, pursuant to which the Company issued 2,952,755 2022 Warrants. Each whole 2022 Warrant entitles the holder to purchase one common share for a price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events.
The over-allotment option aggregate gross proceeds of $2,907,226 were allocated to the warrants, representing the fair value of the 2022 Warrants on the day of issuance. Issuance fees of $247,586 were recognized in administrative expenses in the consolidated statement of loss and comprehensive loss, relating to legal and other professional costs ($58,916) and net commissions paid to the agents ($188,670). As at June 30, 2024 and December 31, 2023, all warrants are outstanding.
The fair value of the 2022 Warrants was determined using their market trading price as follows:

	June 30, 2024	December 31, 2023
Warrant price ($)	0.18	0.41

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.3 Warrants issued as part of the December 2022 Offering (continued)
The Group has recognized the following warrant obligation:

	June 30, 2024	December 31, 2023
	$	$
Beginning balance	8,558,066	13,080,646
Additions	—	2,907,226
Fair value adjustment	(4,969,209)	(7,378,042)
Foreign currency translation adjustment	(280,931)	(51,764)
Ending balance	3,307,926	8,558,066
9.4 July 2023 Warrants issued as part of 2023 Debenture Financing
In connection with the 2023 Debenture Financing, the Company issued Warrants ("July 2023 Warrants") to holders of Non-Convertible Debentures (refer to Note 7.7) entitling them to purchase, until July 19, 2028, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per Common Share (representing the 5-day VWAP of the Common Shares on the Toronto Stock Exchange ("TSX") as of July 14, 2023). The exercise price of the Warrants is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms. Upon a change of control of the Company, the Company will have the right to redeem and cancel all of the outstanding Warrants for a cash purchase price based on the remaining term of the Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control. In addition, upon a change of control of the Company resulting in (or which is reasonably anticipated to result in) the Common Shares ceasing to be listed on a stock exchange, the holders of Warrants may require the Company to redeem and cancel all Warrants at the Redemption Price subject to and on the date such transaction resulting in a change of control is completed.
The fair value of the warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	June 30, 2024	December 31, 2023

Exercise price (C$)	2.81	2.81
Share price (C$)	1.23	2.36
Volatility	54.5%	57.0%
Risk-free interest rate	3.66%	3.28%
Expected warrant life (years)	4.04	4.54

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.4 July 2023 Warrants issued as part of 2023 Debenture Financing (continued)
The expected volatility was determined by reference to historical data of comparable entities over the expected life of the warrants. The Group has recognized the following warrant obligation:

	June 30, 2024	December 31, 2023
	$	$
Beginning balance	18,043,426	24,767,843
Fair value adjustment	(12,810,701)	(6,421,117)
Foreign currency translation adjustment	(543,932)	(303,300)
Ending balance	4,688,793	18,043,426
10 - SHARE-BASED COMPENSATION
Compensation expense related to the share-based compensation was recognized in the consolidated statements of loss and comprehensive loss as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Administrative expenses	400,708	1,614,268	720,632	2,654,134
Selling expenses	65,740	442,442	146,452	816,419
	466,448	2,056,710	867,084	3,470,553
10.1 Stock options
The following table summarizes the outstanding options as at June 30, 2024 and 2023 and changes during the six months then ended:

	June 30, 2024		June 30, 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	10,759,583	1.65	9,547,185	2.11
Granted	3,157,826	1.35	1,543,793	2.75
Forfeited	(176,487)	2.30	(40,045)	9.85
Outstanding, end of period	13,740,922	1.58	11,050,933	2.17
Exercisable, end of period	9,233,856	1.32	8,096,755	1.49

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

10 - SHARE-BASED COMPENSATION (CONTINUED)
10.1 Stock options (continued)
The description of the Company's stock option plan is included in Note 16 of annual consolidated financial statements for the year ended December 31, 2023.
10.2 Restricted share units
The following table summarizes the outstanding restricted share units as at June 30, 2024 and 2023 and changes during the six months then ended:

	June 30, 2024		June 30, 2023
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	897,240	3.99	297,658	8.35
Granted	2,130,417	1.35	811,458	2.75
Settled	(1,628)	23.02	—	—
Forfeited	(102,255)	2.51	(22,499)	9.25
Outstanding, end of period	2,923,774	2.11	1,086,617	4.15
Vested, end of period	419,576	1.50	—	—
The description of the Company's restricted share unit plan is included in Note 16 of annual consolidated financial statements for the year ended December 31, 2023.
10.3 Deferred share units

	June 30, 2024		June 30, 2023
	Number of deferred share units	Weighted average exercise price	Number of deferred share units	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	779,975	3.21	301,091	4.23
Granted	—	—	224,342	2.85
Settled	(30,981)	2.79	—	—
Outstanding, end of period	748,994	3.23	525,433	3.64
Vested, end of period	748,994	3.23	525,433	3.64
The description of the Company's deferred share unit plan is included in Note 16 of annual consolidated financial statements for the year ended December 31, 2023.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

11 - RESTRUCTURING COSTS
In November 2023 and April 18, 2024, the Company announced a restructuring consisting of a workforce reduction aimed at rationalizing the Company’s cost structure and improving its ability to reach its profitability objectives.
The following table summarizes the activities related to restructuring:

	June 30, 2024	December 31, 2023
	$	$
Liability beginning of period	711,622	—
Expenses	1,383,009	1,426,487
Payments	(1,964,202)	(714,865)
Liability end of period	130,429	711,622
12 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Interest on long-term debt and other debts[a]	7,315,914	1,207,381	13,980,725	2,254,029
Interest on lease liabilities[a]	1,161,746	702,423	2,352,235	738,848
Accretion expense	3,047,934	—	6,074,007	—
Financing cost	883,351	327,914	1,145,519	763,126
Other	(116,857)	(236,634)	(642,657)	(334,565)
	12,292,088	2,001,084	22,909,829	3,421,438

a.Net of capitalized borrowing costs of $432,880 for the three months ended June 30, 2024 (three months ended June 30, 2023: $1,428,975), $342,364 included in interest on long-term debt and other debts and $90,516 in interest on lease liabilities, respectively (three months ended June 30, 2023: $1,003,249 included in interest on long-term debt and other debts, $425,726 in interest on lease liabilities, respectively). The weighted average interest rate used to capitalize the borrowing costs is 8.18% for the three months ended June 30, 2024 (three months ended June 30, 2023: 6.80%).

Net of capitalized borrowing costs of $747,919 for the six months ended June 30, 2024 (six months ended June 30, 2023: $3,147,686), $589,689 included in interest on long-term debt and other debts and $158,230 in interest on lease liabilities, respectively (six months ended June 30, 2023: $1,759,482 included in interest on long-term debt and other debts, $1,388,204 in interest on lease liabilities, respectively). The weighted average interest rate used to capitalize the borrowing costs is 8.11% for the six months ended June 30, 2024 (six months ended June 30, 2023: 6.67%).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

13 - EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Net loss	(19,265,435)	(11,787,585)	(40,962,675)	(27,371,031)
Basic weighted average number of common shares outstanding	226,217,541	224,068,437	226,209,694	222,432,139
Basic loss per share	(0.09)	(0.05)	(0.18)	(0.12)

Basic weighted average number of common shares outstanding	226,217,541	224,068,437	226,209,694	222,432,139
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	—	—	—
Diluted weighted average number of common shares outstanding	226,217,541	224,068,437	226,209,694	222,432,139
Diluted loss per share	(0.09)	(0.05)	(0.18)	(0.12)
Excluded from the above calculations for the three and six months June 30, 2024 and 2023 are all outstanding stock options, share warrant obligations, convertible debentures, RSUs, and DSUs, which are deemed to be anti-dilutive.
14 - SHARE CAPITAL
14.1 ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allowed the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent). On July 19, 2023, the Company terminated its ATM Program which was set to expire in July 2024.
During the three months ended June 30, 2023, the Company issued 2,213,939 common shares pursuant to the ATM Program at an average price of $1.96 per share for aggregate gross proceeds of $4,347,838, and for aggregate net proceeds of $3,662,305 after the deduction of equity issuance fees of $685,533. During the six months ended June 30, 2023, the Company issued 4,894,060 common shares pursuant to the ATM Program at an average price of $1.93 per share for aggregate gross proceeds of $9,430,894, and for aggregate net proceeds of $8,617,953 after the deduction of equity issuance fees of $812,941. Equity issuance fees for the six months ended June 30, 2023 were mainly related to net commissions paid ($141,463) to the agents under the ATM Program and legal fees ($671,478). Of the common shares issued during the three and six months ended June 30, 2023, the settlement of 1,287,272 common shares occurred after June 30, 2023, for which aggregate net proceeds of $2,378,915 is recorded in accounts receivable as at June 30, 2023.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

14 - SHARE CAPITAL (CONTINUED)
14.2 December 2022 Offering
On January 17, 2023, the Company closed the over-allotment option with respect to the December 2022 Offering in full, to purchase an additional 2,952,755 Units at a price of $2.54 per unit with respect to the December 2022 Units Offering. This resulted in aggregate gross proceeds to the Group of $7,499,998, and for aggregate net proceeds of $6,835,476 after the deduction of underwriting commission and offering costs of $664,522.
Each Unit consisted of one common share in the capital of the Company and one common share purchase warrant. The allocation of the proceeds between the warrants and the common shares at the issuance date was based on allocating the fair value of the warrants based on the Black-Scholes option pricing model (refer to Note 9.3), with the residual value allocated to the common shares.
Pursuant to the December 2022 Offering over-allotment, the Company issued 2,952,755 common shares of which gross proceeds of $4,592,772 were allocated to the shares, and for net proceeds of $4,175,836 after the deduction of equity issuance fees of $416,936. Equity issuance fees were mainly related to legal costs ($114,294) and net commissions paid to the agents ($302,642).
15 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Depreciation – property, plant and equipment	4,567,254	2,001,688	8,131,610	3,992,364
Depreciation – right-of-use assets	2,527,502	1,734,020	5,038,225	3,285,854
Amortization – intangible assets	2,013,406	1,825,651	4,025,641	3,196,798
Total depreciation and amortization	9,108,162	5,561,359	17,195,476	10,475,016
See Note 4 for additional information related to the depreciation of right-of-use assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

15 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The net change in non-cash working capital is detailed as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Inventories	4,743,987	(30,623,348)	12,259,601	(38,210,464)
Accounts receivable	22,952,280	7,443,389	13,505,790	(17,952,562)
Prepaid expenses	1,656,300	537,926	(595,940)	(168,105)
Trade and other payables (1)	(8,183,278)	29,616,003	(18,925,061)	40,088,716
Deferred revenue and other deferred liabilities	(1,477,633)	80,752	(7,683,708)	80,752
	19,691,656	7,054,722	(1,439,318)	(16,161,663)
(1)For the three months ended June 30, 2024, the net change in trade and other payables excludes trade and other payables as at June 30, 2024 related to the following non-cash working capital items: $862,241 related to the additions of intangible assets and $7,758,536 related to the acquisition of property, plant and equipment and includes trade and other payables as at March 31, 2024 related to the additions of intangible assets of $1,111,914 and related to the acquisition of property, plant and equipment of $8,197,410.

For the six months ended June 30, 2024, the net change in trade and other payables excludes trade and other payables as at June 30, 2024 related to the following non-cash working capital items: $862,241 related to the additions of intangible assets and $7,758,536 related to the acquisition of property, plant and equipment and includes trade and other payables as at December 31, 2023 related to the additions of intangible assets of $634,331 and related to the acquisition of property, plant and equipment of $11,750,398.

For the three months ended June 30, 2023, the net change in trade and other payables excludes trade and other payables as at June 30, 2023 related to the following non-cash working capital items: $630,775 related to the additions of intangible assets and $13,541,507 related to the acquisition of property, plant and equipment and includes trade and other payables as at March 31, 2023 related to the additions of intangible assets of $665,590 and related to the acquisition of property, plant and equipment of $11,966,566.

For the six months ended June 30, 2023, the net change in trade and other payables excludes trade and other payables as at June 30, 2023 related to the following non-cash working capital items: $630,775 related to the additions of intangible assets and $13,541,507 related to the acquisition of property, plant and equipment and includes trade and other payables as at December 31, 2022 related to the additions of intangible assets of $4,757,926 and related to the acquisition of property, plant and equipment of $16,229,912.

16 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

16 - ENTITY-WIDE DISCLOSURES (CONTINUED)
The Group’s revenue from external customers is divided into the following geographical areas:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue from external customers	$	$	$	$
Canada	23,457,793	45,969,065	66,708,645	98,406,034
United States	6,818,234	12,046,778	19,048,271	14,313,214
	30,276,027	58,015,843	85,756,916	112,719,248
During the three months ended June 30, 2024, 26.7% of the Group's revenue depended on two customers, 16.2% and 10.5%, respectively (three months ended June 30, 2023: three significant customers). During the six months ended June 30, 2024, 15.4% of the Group's revenue depended on one customer (six months ended June 30, 2023: no significant customers).
The Group’s non-current assets are allocated to geographic areas as follows:

	June 30, 2024
	Canada	United States	Total
	$	$	$
Other non-current assets	7,325,843	321,111	7,646,954
Property, plant and equipment	89,292,894	100,727,644	190,020,538
Right-of-use assets	34,484,104	51,213,577	85,697,681
Intangible assets	174,116,536	8,936,378	183,052,914
Contract asset	13,072,979	—	13,072,979
	318,292,356	161,198,710	479,491,066

	December 31, 2023
	Canada	United States	Total
	$	$	$
Other non-current assets	6,812,370	182,445	6,994,815
Property, plant and equipment	94,684,032	103,852,651	198,536,683
Right-of-use assets	35,469,879	54,193,260	89,663,139
Intangible assets	167,106,057	8,597,200	175,703,257
Contract asset	13,528,646	—	13,528,646
	317,600,984	166,825,556	484,426,540
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024 and 2023
(Unaudited, In US dollars, except number of shares or where otherwise indicated)

17 - SUBSEQUENT EVENTS
On July 2, 2024, the Company received a non-repayable financial contribution under the Project Innovation Program for the Development of a Mobilizing Project of $4,041,619 (C$5,535,805) from Investissement Quebec relating to future vehicle development project costs.

On July 30, 2024, the Company and the lenders under the Revolving Credit Agreement agreed to certain accommodations relating to the temporary inclusion of additional assets in the borrowing base until August 16, 2024.

On July 31, 2024, the Company announced a reduction of the Company’s workforce by 30% (representing approximately 300 employees) across Canada and the United States and impacting all areas of the organization, which is expected to be implemented over the upcoming days and will result in mostly temporary lay offs.